Hayward Holdings, Inc.
Conflict Minerals Report
For the Year Ended December 31, 2025

1.Introduction
Hayward Holdings, Inc. (the “Company,” “Hayward,” “we,” “us” or “our”) has filed this 2025 Conflict Minerals Report (the “Report”) as an exhibit to its Form SD as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the "Conflict Minerals Rule"), and Form SD.
The Conflict Minerals Rule imposes reporting obligations on public companies, including Hayward, whose manufactured final products contain one or more “conflict minerals” that are necessary to the functionality or production of those products. For purposes of the Conflict Minerals Rule and the related disclosures, the term “conflict minerals” is defined to include cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten.
Hayward uses conflict minerals in some of our products and is therefore required to perform a reasonable country of origin inquiry into the sources of necessary conflict minerals in our products and disclose the results of such diligence. The design of our due diligence, survey of our suppliers and related results for the reporting period from January 1, 2025 through December 31, 2025 (the “Reporting Period”) are described below.

2.Company Overview
Hayward is a leading global specialty water management company focused on designing and manufacturing pool and outdoor living technology and industrial flow control products. We offer a wide range of pool equipment, including high-efficiency variable-speed pumps, filters, robotic, suction and pressure cleaners, high-efficiency gas heaters and heat pumps, LED illumination solutions, water features and landscape lighting, water sanitizers, salt chlorine generators, safety equipment and in-floor automated cleaning systems.
We maintain long-standing relationships with a large network of suppliers. We primarily purchase assembled components, such as motors, metal parts, cables and extrusions from our suppliers. We also purchase raw materials, such as resins (PP, ABS, HDPE, PVC), metals (ruthenium, copper, steel, titanium and aluminum) and liner board (packaging).
For additional information about our business, including our business segments, products and services, customers, suppliers, and sales channels, refer to Hayward’s most recently filed periodic reports on Form 10-K and 10-Q and subsequent filings.
3.Conflict Minerals Compliance Process
A.Compliance Framework Overview
Hayward utilized the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Third Edition) to frame our conflict minerals compliance process.
B. Reasonable Country of Origin Inquiry
After a review of our business, Hayward determined that conflict minerals may be contained in certain of our products manufactured or contracted for manufacture during the Reporting Period. Because of this determination, we conducted in good faith a reasonable country of origin inquiry regarding those conflict minerals, which was designed to determine whether any of the conflict minerals in our products originated in the Democratic Republic of the Congo (“DRC”) or any adjoining country (each adjoining country or the DRC, a “Covered Country”).
We identified certain suppliers that potentially supplied us with products containing conflict minerals and requested that those suppliers complete the Conflict Minerals Reporting Template (“CMRT”), the industry standard reporting tool created by the Responsible Minerals Initiative (“RMI”). Based on the responses received, we determined that certain of our products may contain conflict minerals that may have originated in a Covered Country. Accordingly, we performed the following due diligence to determine the source of these necessary conflict minerals.

C. Due Diligence Performed
Hayward performed the due diligence measures set forth below, which align with the five-step framework established by the OECD.
i. Establish Strong Company Management Systems
Hayward has taken steps to develop strong company management systems pertaining to the use of conflict minerals in our products and supply chain. We adopted a policy related to our sourcing of conflict minerals, which is available to the public on our Investor Relations website, at https://investor.hayward.com. Additionally, we developed a cross-functional team to set Hayward’s conflict minerals strategy, enable timely implementation, and execute the due diligence program, which we refer to as our “conflict minerals team.” Our supply chain department has primary responsibility for program execution, with support from the financial reporting and legal departments. Senior management was briefed regularly about our due diligence efforts and findings along with the Audit Committee of our Board of Directors. We also partnered with a team of dedicated program specialists through our third-party service provider, Assent Inc.
Due to our position as a downstream company in the supply chain, Hayward does not have direct relationships with conflict minerals smelters and refiners. Accordingly, Hayward relies on information provided by our suppliers as part of the reasonable country of origin inquiry process conducted by Assent Inc. and our conflict minerals team to understand the sourcing and use of conflict minerals in our products.
ii. Identify and Assess Risks in the Supply Chain
Hayward’s supply chain is complex, and there are many third parties in the supply chain between the mines or locations where the conflict minerals originate and the manufacturers that provide us with components used in our products. Hayward identified 238 suppliers as in-scope for conflict minerals regulatory purposes. In partnership with Assent Inc., these suppliers were contacted as part of the reasonable country of origin inquiry process. Additional solicitation requests were sent to suppliers that did not respond or provide sufficient information.
Supplier responses were evaluated for plausibility, consistency and gaps. Assent Inc. maintains a smelter and refiner database that contains known metal processors, known exclusive recyclers, the mine country of origin and conflict-free certification status. Assent Inc. collected and reviewed the data submitted by suppliers via CMRTs and compared it against its existing database. Supplier responses listing entities that were not verified smelters and refiners were flagged, and suppliers were asked for further clarification. Smelters and refiners were each assigned a risk level based on whether (1) it has an indication of sourcing from a Covered Country or (2) it is physically located within the DRC.
iii. Design and Implement a Strategy to Respond to Identified Risks
Our conflict minerals team identified suppliers who used high-risk smelters and refiners. As part of the Company’s risk management plan, and to communicate the Company’s expectations with its suppliers, Hayward has asked the following of these suppliers:
•What steps have you taken to verify the proceeds are not funding violence?
•Have you requested that the smelter become certified conflict-free?
•Are you attempting to remove this smelter from your suppliers?
•Would you be able to complete a part-level CMRT, confirming these smelters are not used in creating the parts and products we purchase if we provided you with a list of part numbers?
The responses from these suppliers are being reviewed.

iv. Independent Third-Party Audit
Pursuant to the Conflict Minerals Rule and the Securities and Exchange Commission’s (“SEC”) April 29, 2014 statement1 relating to the Conflict Minerals Rule, this Report is not required to be accompanied by an independent private sector audit.
v. Report Annually on Supply Chain Due Diligence
This Report constitutes our annual report on our conflict minerals supply chain due diligence, is filed with the SEC and is available on our website at https://investor.hayward.com.

4.Results of Review
Hayward identified 238 suppliers as in-scope for conflict minerals regulatory purposes. These suppliers were initially contacted by Assent Inc. as part of the reasonable country of origin inquiry process. The response rate was 71%, with 169 suppliers responding with a CMRT version of 6.41 or higher. The CMRTs received from suppliers were generally provided at the company level rather than the product level, which limits the Company’s ability to attribute country of origin information to specific products.
Among the 169 suppliers who responded, 85 suppliers (50%) reported that conflict minerals are necessary to the functionality or production of the products they may supply to Hayward. Based on supplier responses, 332 verified smelters and refiners were identified as potentially within our supply chain. Of these, 77 were identified as potentially sourcing conflict minerals from a Covered Country. Within this population of 77, one smelter or refiner is located in the DRC and is certified conflict free. Also within this population, 20 verified smelters and refiners, noted in Annex I, were identified as having an indication of sourcing one or more conflict minerals from a Covered Country and not being certified conflict free; these 20 do not include the DRC-based smelter or refiner.
Based on the information provided by the Company’s suppliers, smelters and refiners, as well as from RMI and other sources, the Company’s products may contain conflict minerals originating from one or more of the countries listed in Annex II. Due to the use of company-level CMRTs, the Company is unable to determine with specificity which of these countries of origin are associated with particular products.

5.Expected Future Actions
In compliance with the Conflict Minerals Rule, we have taken, and intend to take, additional steps to mitigate the risk that conflict minerals contained in our products could benefit armed groups in the DRC. These include engaging in further dialogue with our suppliers, undertaking to improve our response rate to the supplier survey, identifying potential areas of risk, and seeking products and components that comply with our Conflict Minerals Policy.

6.     Forward-Looking Statements
This Conflict Minerals Report may contain certain statements that are ‘‘forward-looking statements’’ as that term is defined under the Private Securities Litigation Reform Act of 1995 and releases issued by the SEC. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as ‘‘may,’’ ‘‘will,’’ ‘‘should,’’ ‘‘would,’’ ‘‘intend,’’ ‘‘potential,’’ ‘‘continue,’’ ‘‘anticipate,’’ ‘‘believe,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘plan,’’ ‘‘target,’’ ‘‘predict,’’ ‘‘project,’’ ‘‘seek’’ and similar expressions and the negatives of those terms, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict or out of our control, including, among others, the accuracy and completeness of information provided by suppliers and other third parties, changes in supplier sourcing practices, changes in smelter or refiner certification status, changes in applicable laws, rules or guidance, and our ability to implement or continue our conflict minerals compliance efforts. Important factors that could affect our future results and could cause those results or other outcomes to differ materially from
1 Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule, Keith F. Higgins, Director, SEC Division of Corporation Finance, April 29, 2014.

those indicated in our forward-looking statements include those factors set forth under “Risk Factors” in Hayward’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Actual outcomes and results may differ materially from these forward-looking statements. The forward-looking statements included in this Conflict Minerals Report are made only as of the date of this report. Unless required by United States federal securities laws, we neither intend nor assume any obligation to update any forward-looking statements for any reason after the date of this Conflict Minerals Report to conform these statements to actual results or to changes in our expectations.

ANNEX I

Metal	Official Smelter Name	RMI Smelter ID	Smelter Country
Gold	Yunnan Copper Industry Co., Ltd.	CID000197	China
Tin	Gejiu Zili Mining And Metallurgy Co., Ltd.	CID000555	China
Gold	Hunan Guiyang yinxing Nonferrous Smelting Co., Ltd.	CID000773	China
Gold	Samduck Precious Metals	CID001555	Korea, Republic of
Tin	VQB Mineral and Trading Group JSC	CID002015	Viet Nam
Tungsten	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	CID002315	China
Gold	Fidelity Printers and Refiners Ltd.	CID002515	Zimbabwe
Gold	Emirates Gold DMCC	CID002561	United Arab Emirates
Tin	Nghe Tinh Non-Ferrous Metals Joint Stock Company	CID002573	Viet Nam
Tungsten	Hydrometallurg, JSC	CID002649	Russian Federation
Gold	L'Orfebre S.A.	CID002762	Andorra
Gold	AU Traders and Refiners	CID002850	South Africa
Gold	Safimet S.p.A	CID002973	Italy
Gold	State Research Institute Center for Physical Sciences and Technology	CID003153	Lithuania
Gold	African Gold Refinery	CID003185	Uganda
Gold	QG Refining, LLC	CID003324	United States of America
Gold	Sovereign Metals	CID003383	India
Tungsten	Albasteel Industria e Comercio de Ligas Para Fundicao Ltd.	CID003427	Brazil
Gold	Kundan Care Products Ltd.	CID003463	India
Gold	K.A. Rasmussen	CID003497	Norway

ANNEX II
List of Countries of Origin for Conflict Minerals*

Albania
Andorra
Angola
Argentina
Armenia
Australia
Austria
Azerbaijan
Belarus
Belgium
Benin
Bermuda
Bolivia (Plurinational State of)
Botswana
Brazil
Bulgaria
Burkina Faso
Burundi
Cambodia
Canada
Central African Republic
Chile
China
Colombia
Congo
Cyprus
Democratic Republic of the Congo
Djibouti
Dominica
Dominican Republic
Ecuador
Egypt
El Salvador
Eritrea
Estonia
Ethiopia
Fiji
Finland
France
Georgia
Germany

Ghana
Guatemala
Guinea
Guyana
Honduras
Hong Kong
Hungary
India
Indonesia
Ireland
Israel
Italy
Japan
Jersey
Kazakhstan
Kenya
Korea
Kyrgyzstan
Liberia
Liechtenstein
Lithuania
Luxembourg
Madagascar
Malaysia
Mali
Mauritania
Mexico
Mongolia
Morocco
Mozambique
Myanmar
Namibia
Netherlands
New Zealand
Nicaragua
Niger
Nigeria
Norway
Oman
Panama
Papua New Guinea

Peru
Philippines
Poland
Portugal
Russian Federation
Rwanda
Saudi Arabia
Senegal
Serbia
Sierra Leone
Singapore
Slovakia
Solomon Islands
South Africa
South Sudan
Spain
Sudan
Suriname
Sweden
Switzerland
Taiwan
Tajikistan
Tanzania
Thailand
Turkey
Uganda
United Arab Emirates
United Kingdom
United States
Uruguay
Uzbekistan
Viet Nam
Zambia
Zimbabwe
* This list of potential countries of origin is populated based on publicly available information and our reasonable country of origin inquiry and due diligence. Hayward is not certain which of these countries of origin can be linked to our products as the CMRTs received were company level not product level.